Registration No. 333-264388

Filed Pursuant to Rule 433

Dated June 22, 2022

News
FOR IMMEDIATE RELEASE

MicroSectors™ Launches U.S. Travel Long & Short Exchange Traded Notes on NYSE Arca

NEW YORK, June 22, 2022 – REX Shares, LLC (“REX”) is pleased to announce the launch of two new MicroSectors Exchange Traded Notes (“ETNs”) issued by Bank of Montreal (“BMO”) linked to the MerQube MicroSectors U.S. Travel Index (ticker: MQUSTRAV). MicroSectors Travel 3x Leveraged ETNs (ticker: FLYU) and MicroSectors Travel -3x Inverse Leveraged ETNs (ticker: FLYD) will start trading today on NYSE Arca.

The MerQube MicroSectors U.S. Travel Index, launched in November 2021, tracks the performance of large U.S. domiciled and listed companies operating in specified segments of the travel and tourism industry. As of the date of this release, Walt Disney Company, Uber Technologies, Inc., Airbnb, Inc., Booking Holdings Inc., and Carnival Corporation were the five largest common stocks in the Index.

REX, a provider of alternative investment products, continues to see strong demand for hedging and trading tools based on specific segments of the market, such as equity securities of companies in the travel industry.

“We are excited to partner with BMO and MerQube on the launch of the travel equity-focused pair of exchange-traded notes,” said Scott Acheychek, President of REX. “The MerQube MicroSectors U.S. Travel Index offers sophisticated investors access to many of the largest companies operating in travel and tourism, which has become a popular industry to trade due COVID-19 and the volatility in travel and tourism stocks,” Acheychek added. “Since our founding, MicroSectors has focused on innovating the ETP landscape by providing unique exposures to popular investable market segments. We are pleased to build on this objective by adding U.S. Travel to our product lineup.”

About REX Shares

Founded in 2015, REX Shares (“REX”) is an independent provider of ETPs based in Miami, Florida. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.microsectors.com.

Twitter: @REXShares and @MSectors

About BMO Financial Group
Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.04 trillion as of April 30, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact:

Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs

US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com

The ETNs are senior, unsecured obligations of BMO.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index.

BMO, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings BMO has filed with the SEC for more complete information about BMO and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-877-369-5412.

MerQube does not sponsor, endorse, sell, promote or manage any securities that are offered by third parties and that seek to provide an investment return based on the performance of the Index. MerQube makes no assurance that the notes or any other investment products based on the Index will accurately track index performance or provide positive investment returns. MerQube is not an investment advisor, and MerQube makes no representation regarding the advisability of investing in any such securities.

MerQube and its third-party data providers and licensors (collectively the "MerQube Parties") do not-guarantee the accuracy, completeness, timeliness or availability of the any data relating to the Index (the "Content"). The MerQube Parties are not responsible for any errors or omissions, regardless of the cause, for the results obtained from the use of the Content. THE CONTENT IS PROVIDED ON AN "AS IS" BASIS, AND THE MERQUBE PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, OR THAT THE CONTENT'S FUNCTIONING WILL BE UNINTERRUPTED. In no event shall the MerQube Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs) in connection with any use of the Content, even if advised of the possibility of such damages.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.